UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Calliditas Therapeutics AB

(Name of Issuer)

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13124Q106

1.	Name of reporting persons Linc AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,486,108 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,486,108 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,486,108 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%[1]
12.	Type of Reporting Person (See Instructions) PN

1	These shares are held by Linc AB. Voting and dispositive power over the shares is held by the board of directors of Linc AB. Bengt Julander is the majority shareholder and chairman of the board of directors of Linc AB. As such, Bengt Julander may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act of 1933, as amended (the “Act”), of any securities of the Issuer beneficially owned by Linc AB. Bengt Julander disclaims beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining his obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that Bengt Julander is or was the beneficial owner of such securities for any other purpose.
2	This percentage is calculated based upon 52,341,584 common shares outstanding as of December 31, 2021, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 24, 2022.

CUSIP No. 13124Q106

1.	Name of reporting persons Bengt Julander
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,486,108 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,486,108 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,486,108 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%[1]
12.	Type of Reporting Person (See Instructions) IN

1	These shares are held by Linc AB. Voting and dispositive power over the shares is held by the board of directors of Linc AB. Bengt Julander is the majority shareholder and chairman of the board of directors of Linc AB. As such, Bengt Julander may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act of 1933, as amended (the “Act”), of any securities of the Issuer beneficially owned by Linc AB. Bengt Julander disclaims beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining his obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that Bengt Julander is or was the beneficial owner of such securities for any other purpose.
2	This percentage is calculated based upon 52,341,584 common shares outstanding as of December 31, 2021, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 24, 2022.

Item 1.

(a)	Name of Issuer

Calliditas Therapeutics AB

(b)	Address of Issuer’s Principal Executive Offices

D5, Kungsbron 1

SE-111 22 Stockholm, Sweden

Item 2.

(a)	Name of Person Filing

Linc AB

Bengt Julander

(b)	Address of Principal Business Office or, if none, Residence

Birger Jarlsgatan 36, 114 29 Stockholm, Sweden

(c)	Citizenship

Linc AB is a Swedish limited corporation (Aktiebolag). Bengt Julander is a citizen of Sweden.

(d)	Title of Class of Securities

Common Shares, quota value SEK 0.04 per share

(e)	CUSIP Number

13124Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2021: 5,486,108 common shares

(b)	Percent of Class as of December 31, 2021: 10.5%

(c)	Number of shares as to which the person has, as of December 31, 2021:

(i)	Sole power to vote or to direct the vote: 0 common shares

(ii)	Shared power to vote or to direct the vote: 5,486,108 common shares (1)

(iii)	Sole power to dispose or to direct the disposition of: 0 common shares

(iv)	Shared power to dispose or to direct the disposition of: 5,486,108 common shares (1)

(1)	These shares are held by Linc AB. Voting and dispositive power over the shares is held by the board of directors of Linc AB. Bengt Julander is the majority shareholder and chairman of the board of directors of Linc AB. As such, Bengt Julander may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Act of 1933, as amended (the “Act”), of any securities of the Issuer beneficially owned by Linc AB. Bengt Julander disclaims beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining his obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that Bengt Julander is or was the beneficial owner of such securities for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

Linc AB

By:	/s/ Karl Tobieson
Name:	Karl Tobieson
Title:	Chief Executive Officer

/s/ Bengt Julander
Bengt Julander

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of Calliditas Therapeutics AB and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 2nd day of March, 2022.

Linc AB

By:	/s/ Karl Tobieson
Name:	Karl Tobieson
Title:	Chief Executive Officer

/s/ Bengt Julander
Bengt Julander